FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F     ×            Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 2, 2004 regarding Hitachi’s repurchase of its own shares from subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 3, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Repurchase Its Own Shares from Subsidiaries

Tokyo, December 2, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) announced that it will repurchase its own shares from subsidiaries as follows:

1. Name of subsidiaries:	Chuo Shoji, Ltd., Hitachi Construction Machinery Co., Ltd. and Niigata Material Co., Ltd.

2. Reason for repurchase:	Hitachi, Ltd. will repurchase its own shares, which, upon the merger with TOKICO LTD. and Hitachi Unisia Automotive, Ltd. on October 1, 2004, were allocated to shares of TOKICO LTD. held by its subsidiaries.

3.   Details of repurchase:

-Class of shares to be repurchased: Common stock of Hitachi, Ltd.

-Number of shares to be repurchased: 10,555,000 shares, consisting of 10,538,000 shares held by Chuo Shoji, Ltd., 14,000 shares held by Hitachi Construction Machinery Co., Ltd. and 3,000 shares held by Niigata Material Co., Ltd.

-Repurchase amount: JPY 6,955,745,000

Hitachi, Ltd. will execute the repurchase on December 17, 2004.

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